

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Mark Farrell
Co-Chief Executive Officer, Co-President and Chief Financial Officer
Thayer Ventures Acquisition Corp
25852 McBean Parkway
Valencia, CA 91335

> **Re: Thayer Ventures Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 25, 2021**
> **File No. 333-259570**

Dear Mr. Farrell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Form S-4

Summary of the Proxy Statement/Prospectus, page 28

1. We note your amended disclosure on page 32 regarding the Sponsor, Thayer's directors and officers and their affiliates participating in the PIPE transaction. Please revise your amended disclosure to state, as indicated in your response, that there are no material differences in the terms and price of securities issued at the time of the IPO as compared to the private placements contemplated at the time of the business combination.

2. We note your response to comments 9 and 10 and reissue the comments in part. Please revise to explain whether your structure is unusual compared to other mergers and initial business combinations by SPACs and (1) clarify the extent to which the combined company could otherwise receive tax benefits instead of providing them to members who

"continue to realize tax benefits" and realize other benefits in the future under the TRA, and (2) identify the members receiving the tax benefits with as much specificity as practicable.

Risk Factors, page 52

3. We note your amended disclosure on pages 83, 89 and 99 regarding the sources and extent of dilution that non-redeeming shareholders could possibly experience. On page 83 you note that shareholders may experience further dilution from the exercise of options and warrants that would total 23,254,000 shares of Combined Company Class A Common Stock. Yet, on pages 89 and 99 you disclose that the same exercise of options and warrants would total 23,353,734 shares of Combined Company Class A Common Stock. Please reconcile this conflicting disclosure regarding shareholder dilution.

Proposals to be Considered by Thayer's Stockholders, page 126

4. We note your revised Background disclosure and responses to comments 14 and 15. Please revise to clarify why you discuss Party A but none of the other 14 potential candidates who signed non-disclosure agreements. We note the statement that the parties determined it would be in the best interests of stakeholders "to implement a customary UP-C structure." Please revise to address negotiations about whether or not to implement an UP-C structure, customary or otherwise. Additionally, disclose the range of values in Thayer's comparable companies and other analyses prepared with the assistance of Evercore, and summarize on page 130 in quantitative terms the differences between the original and updated projections with the more detailed data presented on page 137.

5. We note your response to comment 17 and amended disclosure on page 130 that the presentations given to PIPE investors were materially similar to the information contained within this prospectus. However, we note in your amended disclosure that the PIPE investors were provided with updated projections, which do not appear to be reflected in the amended disclosure. Please revise your projections disclosure to include the set of updated projections that was provided to PIPE investors.

6. We note your response to comment 18 and amended disclosure on pages 137 and 138 regarding the basis for the assumptions that underlie the Inspirato financial projection numbers for the next five years. Where you address assumed increases or decreases in revenues and costs, please revise to clarify when and to what degree the rates of increase or decrease differ from prior periods. For example only, clarify these assumptions when you address the growth of the residence portfolio, increase in nightly room rates paid by subscribers and increases in nights traveled by subscribers.

Projections, page 137

7. We note your response to comment 22 and your revised disclosure beginning on page 137. We also note the historical measure of revenue growth and compounded annual growth rate of revenues comparing 2012 to 2019. To provide context, please provide

additional disclosure comparing your projected revenue to your historic operating trends, focusing on more recent trend information, even if prior to 2020. Please discuss why any change in trends is appropriate and why your assumptions are reasonable. Your disclosure should clearly describe the basis for projecting your revenue growth and the factors or contingencies that would affect such growth ultimately materializing.

The Business Combination Agreement, page 141

8.   In the table on page 145 revise to include approximate share ownership percentages and, where applicable, voting control.

Material US Federal Income Tax Considerations, page 163

9.   We note your response to comment 23. Please explain for us whether the transaction is intended to constitute a reorganization within the meaning of section 368(a) of the Code.

Information about Inspirato, page 197

10.   We note your response to comment 25 and reissue the comment. Revise page 212 to clarify how TAM can represent your potential market when SAM already quantifies the market for the future supply to include on the Inspirato platform based on its current business model.

11.   Please reconcile the statement on page 217 that Inspirato has approximately 590 employees with the statement during the November 3, 2021 Inspirato management interview that it has over 700 employees. Additionally, please revise MD&A to address the statements surrounding the plan to establish a warehouse facility and pay for $100 to "$150 million of inventory."

Inspirato Management's Discussion and Analysis of Financial Condition and Results of Operations, page 234

12.   We note your response to comment 28 and revised disclosure on page 237. Please revise to quantify the "significantly lower" subscription revenues compared to ARR. Additionally, please reconcile the statement that "ARR does not have a standardized meaning and therefore may not be comparable to similarly titled measures" with the comparative chart and detailed figures on page 25 of the slides included as Exhibit 99.2 with the Form 8-K filed on June 30, 2021.

Information About Thayer, page 251

13.   We note your amended disclosure on page 255 that the Sponsor and Thayer's directors and officers will not be reimbursed for any out-of-pocket expenses incurred in pursuing a target for an initial business combination. Please reconcile this disclosure with the statement on page 255 that the audit committee will conduct a quarterly review of whether or not to reimburse the Sponsor or Thayer directors and officers in connection with their

out-of-pocket expenses incurred in the pursuit of an initial business combination. As it appears that expenses could be reimbursed under certain circumstances, please revise here and the third bullet point on page 24 to quantify the amount of expenses that have been incurred as of the most recent practicable date.

<u>Management after the Business Combination, page 268</u>

14.   We reissue comment 36. Please revise to identify the initial members of the 5-person board of managers and clarify their role as compared to the roles of the executive officers and directors.

        You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction